March 20, 2020

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	Initial Registration Statement on Form N-4

RiverSource Life Insurance Company

RiverSource Variable Account 10

Investment Company Act No. 811-07355

RiverSource RAVA 5 Access® Variable Annuity

(offered for contract applications signed on or after June 19, 2020)

Dear Mr. Cowan:

On behalf of RiverSource Variable Account 10 (“Registrant”), RiverSource Life Insurance Company (“Company”) is filing electronically Registrant’s Initial Registration Statement on Form N-4. The purpose of this filing is to introduce RiverSource RAVA 5 Access Variable Annuity (offered for contract applications signed on or after June 19, 2020) to be sold through an existing separate account.

In accordance with SEC Release No. IC-13768 (February 15, 1984), Registrant requests selective review of this Initial Registration Statement. Registrant requests selective review because this Registration Statement is substantially similar to Registrant’s Post- Effective Amendment No. 16, File No. 333-186218/811-07355, filed on or about April 23, 2019. Registrant does not believe any problem areas exist that would warrant particular attention. The RiverSource RAVA 5 Access Variable Annuity contract described in this Initial Registration Statement differ fundamentally from the RAVA 5 Access Variable Annuity contract described in the Post-Effective Amendment No. 16 in the following respects:

•	Different M&E fees;

•	Limited offer including certain qualified annuity contracts and inherited nonqualified stretch annuities; and

•	Other non-material changes.

The prospectus relating to the above-listed variable annuity contract has been marked to show the changes from the prospectus filed with Post-Effective Amendment No.16, File No. 333-186218/811-07355, filed on or about April 23, 2019.

If you have any questions regarding this filing, please contact me at (612) 678-5337 or Boba Selimovic at (612) 671-7449. Thank you for your attention to this matter.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel and Assistant Secretary